KH3/7



13030368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 48631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C & C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 20th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III — (212) 433-5470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

OATH OR AFFIRMATION

I, William Charlton III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C & C Trading, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing member

Title

Lisa Valente

Notary Public

Exp. 03/29/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

C&C Trading, LLC

Financial Statements
Pursuant to Rule 17A-5 of
the Securities and
Exchange Commission

December 31, 2012

PKF

C&C Trading, LLC

Financial Statements
Pursuant to Rule 17A-5 of
the Securities and
Exchange Commission

December 31, 2012

PKF O'CONNOR DAVIES

PKF

Independent Auditors' Report

The Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the "Company") as of December 31, 2012, and the related statement of income, and changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2012, and the results of its operations, changes in members' equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 26, 2013

C&C Trading, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 206,511
Due from broker	12,940,305
Investments, trading	24,570,314
Property and equipment, net of accumulated depreciation of $144,225	50,331
Other assets	50,216
	$ 37,817,677

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased	$ 26,675,767
Accounts payable and accrued liabilities	112,614
Total Liabilities	26,788,381
Members' equity	11,029,296
	$ 37,817,677

See notes to financial statements

C&C Trading, LLC

Statement of Income and Members' Equity
Year Ended December 31, 2012

INCOME	
Securities trading	$ 5,826,993
Interest and dividends	1,480,877
Foreign currencies gain	26,981
Other	2,994
Total Income	7,337,845
EXPENSES	
Clearing charges	2,921,373
Interest	1,235,598
Data processing	719,769
Dividends	650,512
Rent	126,859
Professional fees	84,532
Salaries	77,775
Meals and entertainment	47,787
Floor brokerage	14,812
Foreign taxes	7,401
Other operating expenses	281,893
Total Expenses	6,168,311
Net Income	1,169,534
MEMBERS' EQUITY	
Beginning of year	18,431,029
Distributions to members	(8,571,267)
End of year	$ 11,029,296

See notes to financial statements

C&C Trading, LLC

Statement of Cash Flows
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,169,534
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	57,387
Changes in operating assets and liabilities	
Due from broker	(1,036,585)
Investments, trading	(13,769,900)
Other assets	4,807
Securities sold, not yet purchased	19,810,156
Guaranteed amounts payable to members	(3,947,609)
Accounts payable and accrued liabilities	(35,849)
Net Cash from Operating Activities	2,251,941
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(19,906)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(8,571,267)
Net Change in Cash and Cash Equivalents	(6,339,232)
CASH AND CASH EQUIVALENTS	
Beginning of year	6,545,743
End of year	$ 206,511
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 1,234,708

See notes to financial statements

1. Business Operations and Organization

C&C Trading, LLC (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures and other securities. The Company focuses on arbitrage and relative value strategies. The Company is a registered market maker on BATS exchange, NYSE ARCA and Direct Edge Exchange. The Company is also a member of the Chicago Mercantile Exchange's COMEX division.

Effective February 1, 2012, C&C Global Markets, LLC ("C&C Global"), a holding company registered in the state of Delaware, became the sole Class A Member of the Company. Pursuant to C&C Global's operating agreement, a resolution was passed appointing its managing member and certain other members to act in the capacity of Managers of the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. At December 31, 2012, all of the Company's investments were in equity securities which are valued Level 1 inputs.

2. Significant Accounting Policies *(continued)*

Investment Valuation and Income Recognition

Investments are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are included in the determination of trading income.

Property and Equipment

Property and equipment acquisitions are stated at cost and are depreciated using the straight-line method over the useful lives of the assets.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record a provision for income tax because the individual members report their share of the Company's income or loss on their income tax returns.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2009.

Securities Sold, not yet purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date.

A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the financial statements at the year-end fair value of the securities. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected in the statement of financial condition.

C&C Trading, LLC

Notes to Financial Statements
December 31, 2012

2. Significant Accounting Policies *(continued)*

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 26, 2013.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $10,877,861 which was approximately $10,777,861 in excess of its minimum requirement of $100,000. The Company's net capital ratio was .0104 to 1 as of December 31, 2012.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Electronic Equipment	$ 165,300	$ 120,728	$ 44,572
Software	29,256	23,497	5,759
	$ 194,556	$ 144,225	$ 50,331

5. Commitments

The Company leases office space from its clearing company on a month to month basis. The fixed monthly rent is $11,533.

6. Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risks consist of its cash and temporary cash investments, investments, and foreign currencies. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limit. The Company maintains its foreign currency accounts at two financial institutions and its investments with three brokerage firms. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to repurchase or sell the financial instrument underlying the contract at a loss.

* * * * *

C&C Trading, LLC

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

C&C Trading, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

NET CAPITAL		
Total ownership equity from statement financial condition		$ 11,029,296
Deductions, Non-allowable assets		
Property and equipment, net	$ 50,331	
Other assets	50,216	100,547
Net capital before haircuts on securities positions held at broker		10,928,749
Less: Haircuts on securities positions held at broker		50,888
Net Capital		10,877,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital over minimum requirement		$ 10,777,861
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 112,614
Percent of aggregate indebtedness to net capital		1.04%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2012.

See Independent Auditors' Report

C&C Trading, LLC

Computation for Determination of Reserve
Requirements and Information Relating to Possession
Or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

See Independent Auditor's Report

C&C Trading, LLC

Report of Independent Auditors On
Internal Control Structure
Required By SEC Rule 17a-5

December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Shareholders
C&C Trading, LLC

In planning and performing our audit of the financial statements of C&C Trading, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 26, 2013

C&C Trading, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to SIPC Assessment
Reconciliation
December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Accountants' Report

To the Board of
C&C Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by C&C Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating C&C Trading, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). C&C Trading, LLC's management is responsible for C&C Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 25, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048631 ARCA DEC
C & C TRADING LLC 8*8
120 Broadway 20th Floor
New York, NY 10271-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Charlton (212)433-7593

2. A. General Assessment (item 2e from page 2) $ 12,184
   B. Less payment made with SIPC-6 filed (exclude interest) (8,859)
   July 2012
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 3,325
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,325
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,325
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

C+C Trading LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of Feb , 20 13 .

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $7,386,187

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 473,674

(3) Net loss from principal transactions in commodities in trading accounts. — 1,460,753

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 1,934,427

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — 26,981

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,936,186

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

litigation settlements and bank interest — 3,225

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,480,645

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 1,480,645

Total deductions — 4,447,037

2d. SIPC Net Operating Revenues — $4,873,577

2e. General Assessment @ .0025 — $12,184

(to page 1, line 2.A.)


PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.